FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed today by the Bank with the Chilean Superintendent of Banks and Financial Institutions, the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchanges informing the date and matters to be addressed by the next Ordinary and Extraordinary General Shareholders Meetings, to be held on March 22, 2007.

In conformity with the Chilean Corporations Law N° 18,046, the Bank will also inform its shareholders and the general public by means of a press release which will be published in the Chilean newspaper “El Mercurio”, on March 5, 12 and 19, 2007.-

Banco de Chile Financial Statements for the Fiscal year 2006 were published in newspaper Estrategia in its edition of February 20, 2007 and in more detail, including the Report of the External Auditors, are available at the Bank’s Internet site, www.bancochile.cl

Santiago, March 1, 2007

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

Mr. Superintendent:

Please be informed that Banco de Chile Board of Directors agreed to summon to a General Ordinary Shareholders Meeting to be held on March 22, 2007, at 10:00 A.M., at the business center of the Santiago Chamber of Commerce located at 392 Monjitas Street, Second Floor, Santiago, in order to address the following matters:

a.	Approval of Banco de Chile’s Annual Report, Financial Statements and Report of the External Auditors for the Fiscal year 2006;
b.
Approval of the distribution of dividend N° 195 in the amount of Ch$1.9796 per share, which represents 70% of the Bank’s net income for year 2006. Said dividend, if approved by the Shareholders Meeting, shall be paid at the Bank’s principal offices immediately after the Meeting;

c.	Directors’ remuneration;
d.	Directors and Audit Committee’s remuneration and approval of its budget;
e.	Nomination of external auditors;
f.	Directors and Audit Committee report;
g.	Information on related transactions as provided in article 44 of the Chilean Corporations Law;
h.	Other matters pertinent to General Ordinary Shareholders Meetings according to the law and to the Bank’s by-laws.

Likewise, the Board of Directors agreed to summon to a General Extraordinary Shareholders Meeting to be held on March 22, 2007, immediately after the General Ordinary Shareholders Meeting scheduled on the same date, at the business center of the Santiago Chamber of Commerce located at 392 Monjitas Street, Second Floor, Santiago, in order to address the following matters:

a.
Increase the Bank’s capital through the capitalization of 30% of the Bank’s net income for the Fiscal year 2006, by means of the issuance of fully paid-in shares, without nominal value, set at the value of Ch$38.34 per share and distributed among shareholders, at the rate of 0.02213 paid-in shares per each share and to adopt all necessary resolutions subject to the options contemplated in Article 31 of Law N° 19,396;

b.	Amend the Fifth Article of the Bylaws, related to the capital and shares of the Bank;
c.	Modify, replace and /or supplement the Transitory Articles of the Bank’s Bylaws as a consequence of the capital increase, according to what is agreed upon the Shareholders meeting;
d.	Adopt the agreements necessary to legalize and execute the agreed upon amendments;
e.	Approval of the pledge of Administrador Financiero de Transantiago S.A. shares held by the Bank, as guaranty of said corporation obligations.

Sincerely,

Pablo Granifo Lavin
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1st, 2007

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer